Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 1)


                        The Emerging Germany Fund Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290913102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 14, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  290913102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1,403,150
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1,403,150
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  1,403,150
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              10.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  290913102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  659,000
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      659,000
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  659,000
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              4.7%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 1, amends and supplements information in Item 4, Item 5,and
Item 7.


ITEM 4.           PURPOSE OF TRANSACTION

On July 21, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, is scheduled to meet with a committee of the Board of Directors of the issuer. In preparation for that meeting, Olin has sent a letter to the Board documenting the disappointing long-term performance of the issuer, and suggesting actions which might be taken to increase shareholder results by reducing or eliminating the discount at which the shares of the issuer have traded. The actions suggested include a program of perpetual, maximum share buybacks by the issuer of its own shares and/or splitting the issuer into different closed-end and open-end funds to satisfy the needs of different shareholders. A copy of the letter sent by Mr. Olin is attached as an exhibit to this filing.

The Board of the issuer has not taken a position on any of these suggestions, and there can be no assurance that the Board will agree to any of these actions or any other actions that will result in eliminating the discount.

There has been no change in the plans and intentions of the reporting persons. In particular, there can be no assurance that the reporting persons will continue as shareholders of the issuer, or will either increase or decrease the number of shares that they control.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated March 16,1998, relating to the 1998 Annual Meeting of Stockholders states that, as of the close of business on March 6, 1998, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Advisors are the beneficial owners of 2,062,150 shares of Common Stock, which constitute approximately 14.7% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) During the last sixty days, the following shares of Common Stock were sold:



 Date              Number of Shares Sold             Price Per Share
- -------            --------------------------               ---------------
7/10/98                 -800                                   15.125
6/16/98		-3600			14.3125
6/12/98		-3700			14.1875
6/11/98		-1900			14.9375
5/29/98		-800			14.875





ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

	    The letter sent to the issuer by Mr. Olin on July 14, 1998, which precipitates this amendment, is attached as Exhibit 2.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary









				EXHIBIT 2

                   DEEP DISCOUNT ADVISORS INC.
         Enhanced Performance through Closed-End Fund Investments
          One West Pack Square, Suite 777, Asheville, NC  28801
         828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Robert J. Goldstein, Secretary Ph: 415-954-5409 Fax: 415-954-5420 The Board of Directors, The Emerging Germany Fund, Inc.
Dresdner RCM Global Investors LLC
Four Embarcadero Center
San Francisco, California 94111

 (via both Fax and Federal Express)				July 14, 1998

To the Board of Directors of The Emerging Germany Fund:

I am scheduled to meet with a committee of the Board on July 21, 1998. The purpose of this letter is to provide some background to the Board in advance of that meeting and to suggest some remedies for both the discount and performance problems which are the source of contention between the Fund and many of its shareholders. I am hopeful that advance consideration of this material will make our meeting very productive.

My clients and I currently own about 15% of the Emerging Germany Fund and have held most of the shares for a long time. We have been disappointed by the long-term performance of the Fund and the persistent discount at which the Fund's shares have traded. We feel that there is no need to tolerate such a discount, as adequate remedies exist that are beneficial to all shareholders.

A DISAPPOINTING LONG-TERM INVESTMENT

All of the shareholder reports since the inception of the Fund are the basis of the following synopsis of the "out of pocket" investment results of the Fund's owners:

                  EMERGING GERMANY FUND SHAREHOLDER RESULTS
     (Values in Thousands - Source: Data from Regular Shareholder Reports)

                   All    Total                   Total   Distr. Monthly
 Period  Shares   Offer   Share   Mgmt. Director  Oper.    Paid   Index   Index
 Ending  Issued   Fees    Cost    Fees    Costs  Expense    Out   Value   Units
--------------------------------------------------------------------------------
 4/05/90  14,008  13,253 168,100                                   1,280  +131.4
12/31/90                           1,021      46   1,668   2,802   1,131    -2.5
12/31/91                           1,212      74   2,145   3,222   1,230    -2.6
12/31/92                           1,180      73   1,828   1,541   1,110    -1.4
12/31/93                           1,160      74   1,752   1,681   1,514    -1.1
12/31/94                           1,278      78   1,887   1,681   1,591    -1.1
12/31/95                           1,244      77   1,970           1,861
12/31/96                           1,298      70   1,947     280   2,124    -0.1
12/31/97                           1,556      95   2,199  10,927   2,656    -4.1
 3/31/98                                                           3,109

 TOTALS   14,008  13,253 168,100   9,949     586  15,396  22,133           118.5


MSCI Germany Total         3/31/98   Per   Total    Results        Fund   Index
Return Index (US$)**       Values   Share  Value    Comparison    Shares  Units
------------------------   ----------------------   ----------------------------
Index Units from           Market
 Same Cash Flow    118.5   Price:   13.31 186,486   Market Value 186,486 368,270
Times 3/31/98              Net Asset                + Payouts     22,133  22,133
 Index Value       3,109   Value:   15.24 213,461   - Share Cost 168,100 168,100
Shareholder Value          Discount
 w/ Index Units  368,270   Loss:     1.93  26,975   Net Gain:     40,519 222,303


                    WHO GOT WHAT IN THE EMERGING GERMANY FUND?
                            (April 1990 - March 1998)
--------------------------------------------------------------------------------
Net Gain to Shareholders     $ 41 Mil. xxxxxxx
Total Fees & Expenses        $ 29 Mil. xxxxx
Shareholder Loss to Discount $ 27 Mil. xxxxx
Gain to the German Index**   $222 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

**Note: The MSCI German Total Return Index is a standard measure of the returns of capitalization weighted German equities. Index results may be affected because the index is not subject to the same investment policies and restrictions as the Fund. Also, the index is computed on a month-end basis only, so applying the Fund cash flows during each fiscal year to year-end and month-end index values is only an approximation of alternative results.

SYNOPSIS OF SHAREHOLDER INVESTMENT RESULTS

This has been a disappointing long-term investment. Since inception on 4/5/90, the Fund's shareholders have paid $168 million to buy new shares, received $22 million in distributions, and had an investment with a market value of $186 million as of the Fund's last report dated 3/31/98.

The shareholders paid out $29 million in advisory fees, director fees, underwriting fees, and other expenses while making only about $41 million on their investment. As of 3/31/98, the discount was costing each and every shareholder $1.93 a share or about +15% extra return. The $27 million lost to the discount is almost two thirds as much as the entire $41 million the shareholders have collectively managed to realize on their investment since inception of the Fund eight years ago.

The Net Asset Value (NAV) performance of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

REMEDIES TO REDUCE THE DISCOUNT & ENHANCE SHAREHOLDER RETURNS

The discount represents an opportunity to markedly improve shareholder investment results with this Fund. All that is required is that Dresdner and the Board take the actions necessary to enhance shareholder wealth through the reduction and eventual elimination of the discount. Remedies are available which would enhance the Net Asset Value (NAV) of the Fund's shares, reduce/eliminate the discount, and allow shareholders a choice between a closed-end structure and receiving NAV for all their shares. The only significant impact of such actions would be a reduction in the advisory fee income paid to Dresdner due to those shareholders who choose to cash out entirely.
Transactions can be structured so that there will be no resulting tax impact on those shareholders choosing to remain in the closed-end structure.

REMEDY #1 - PERPETUAL SHARE BUYBACKS TO ENHANCE NAV & REDUCE DISCOUNTS

Share buybacks have been viewed by the industry as a failure because, even though they have always enhanced NAV, they have never permanently fixed the discount. This is not surprising because all repurchase plans have been limited in size and duration. You don't get a permanent fix with a temporary band-aid.

Instead, if a fund unequivocally committed to perpetual, maximum buybacks whenever a discount existed, there would always be a buyer for the Fund's shares. Potential sellers would learn to be patient and it would lower the discount at which they were willing to sell. Every share that the Fund bought at a discount would enhance NAV and the performance of the Fund. This would attract other buyers and serve to rebalance the demand/supply equation at a lower discount level. Logic suggests that eventually the price would stabilize in a range somewhere near NAV.

The value of such a program to existing shareholders is significant. For example, suppose repurchases began at a 13% discount (similar to that of The Emerging Germany Fund), suppose it took one half of the Fund's assets and one year to reduce the discount to 0%, suppose the average purchase price were at a 7% discount, and further suppose that the Fund's portfolio securities appreciated 10% during the same year net of expenses. In this case, those shareholders sticking with the Fund would see their investment increase by about +32% (+15% from discount elimination, +7% from NAV enhancement, +10% from the portfolio increase).

Repurchasing shares at a discount is equivalent to buying the fund's own carefully chosen portfolio at prices cheaper than those available in the market. The turnover of the Emerging Germany Fund has ranged from 40% to 98% in recent years. What could be a better investment for the Fund?

Seventy per cent of the Fund's yearly expenses are advisory fees which are proportional to the size of the Fund. A reduction in Fund size by one half might increase the Fund's expense ratio from about 1.3% to about 1.7%. Most shareholders would gladly make this tradeoff to eliminate the discount and enhance their wealth.

REMEDY #2 - SPLITTING UP THE FUND TO SATISFY ALL SHAREHOLDERS

Many shareholders feel that they should be entitled to receive full NAV for their shares right away and should not have to wait for perpetual share buybacks or other techniques to slowly eliminate the discount. They desire that the Fund be open-ended. Fund Advisors and Boards often object that this is not fair to shareholders who like the closed-end structure. They argue that open-ending will create tax consequences and costs due to massive redemptions when other shareholders cash out.

There is a solution which should satisfy all shareholders. The Fund could do a self-tender offer for its shares in exchange of an in-kind distribution of its portfolio. Those wishing to remain in the closed-end fund would not have any tax consequences as a result.

The tendering shareholders could be given a further option to exchange their portfolio proceeds for shares of a newly formed open-end fund created for that purpose or alternatively a liquidating trust which would sell them out. The entire series of transactions could be structured so that all expenses and tax impacts would be borne only by the those shareholders who chose to tender.

A somewhat similar action has already been proposed by another closed-end fund organization. In that case, complications have been introduced by a decision to first orchestrate a merger between two different closed-end funds. The merger results in restrictions as to the sizes of the resulting open and closed-end entities which limits the tender offer. I believe such restrictions would not exist in the case of the Emerging Germany Fund. Never-the-less, the groundwork has already been laid for a technique which could satisfy all shareholders.

A further advantage of this approach is that it would remove from the market the large number of the Fund's shareholders who are currently willing to sell their shares at less than NAV, and leave only those shareholders who truly desire the closed-end format in the remaining closed-end fund.

The optimal solution for the Emerging Germany Fund might be a combination of the two remedies: First, allowing those who wished NAV to exit to an open-end counterpart, and then instituting a perpetual buyback program in the remaining closed-end fund to keep the discount from reappearing.

THE MEETING WITH THE COMMITTEE OF THE BOARD

I am looking forward to a productive discussion with the committee of the Board. In my opinion, there should be no need for contention, confrontation, and expensive legal entanglements between the shareholders and their fiduciaries. Let us work together productively to solve the discount and performance problems of the Fund in a way which maximizes the benefit to all shareholders. Together, I am sure we can figure out options to satisfy the different needs of both those shareholders who prefer the closed-end structure and those who desire NAV for their shares.


Very truly yours,



Ronald G. Olin
President, Deep Discount Advisors